Exhibit 99.1

BAYTEX REPORTS ELECTION OF DIRECTORS

CALGARY, ALBERTA (May 3, 2018) – Baytex Energy Corp. (TSX, NYSE: BTE) reports that the nominees listed in its Information Circular-Proxy Statement for the 2018 Annual Meeting of Shareholders were elected as directors. Detailed results of the vote for the election of directors held at the Annual Meeting held earlier today are set out below.

Name of Nominee	Votes For		Votes Withheld
	#	%	#	%
Mark R. Bly	52,099,407	96.64	1,812,965	3.36
James L. Bowzer	50,938,008	94.48	2,974,364	5.52
Raymond T. Chan	44,771,766	83.05	9,140,606	16.95
Edward Chwyl	50,642,202	93.93	3,270,170	6.07
Trudy M. Curran	52,056,705	96.56	1,855,667	3.44
Naveen Dargan	51,108,872	94.80	2,803,500	5.20
Edward D. LaFehr	52,174,357	96.78	1,738,015	3.22
Gregory K. Melchin	51,757,811	96.00	2,154,561	4.00
Mary Ellen Peters	52,004,992	96.46	1,907,380	3.54
Dale O. Shwed	44,802,312	83.10	9,110,060	16.90

For complete voting results, please see our Report of Voting Results which will be available tomorrow through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 80% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com